FEDERATED ADJUSTABLE RATE SECURITIES FUND

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 25, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADJUSTABLE RATE SECURITIES FUND

(the “Registrant” or the “Fund”)

Institutional Shares (IS)

Service Shares (SS)

1933 Act File No. 2-98491

1940 Act File No. 811-4539

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on July 2, 2019, regarding its Post-Effective Amendment No. 55 under the Securities Act of 1933 and Amendment No. 54 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant filed on May 17, 2019.

COMMENT 1. General Comments

a.	Under the Prospectus section “Fund Summary Information/Risk/Return Summary: Fees and Expenses,” “Other Expenses” were disclosed at 52 basis points and 53 basis points for the old Institutional Shares and old Service Shares, respectively, in the last registration statement dated October 31, 2018. Please advise why these expenses are increasing.

RESPONSE:

Other expenses of the Fund have increased as a result of decreasing Fund assets. Supplementally, the Registrant confirms these increases would have been reflected in the Fund’s 2019 annual update of its registration statement regardless of the proposed re-designation, conversion and launch of a new share class.

Additionally, the Registrant respectfully confirms that overall expenses are not increasing and notes that “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” for each class are significantly reduced as a result of the proposed changes:

Share Class	Other Expenses	Total Annual Fund Operating Expenses	Total Annual Fund Operating Expenses After Waivers and/or Expense Reimbursements
Old IS	0.52%	1.12%	0.66%
Old SS	0.53%	1.13%	0.91%
New SS	0.60%	0.90%	0.56%

b.	Please advise how the Fund is complying with Rule 18f-3. Particularly, in regards to:

•	Rule 18f-3(a)(1)(i) - Please advise how the arrangement for shareholder services and distribution differ for each class.

•	Rule 18f-3(a)(1)(ii) - Please advise how the different amounts of Other Expenses reflect services or different levels of services.

•	Rule 18f-3(d) - Please advise how the Board determined the proposed changes to be in the best interest of the existing Institutional Shares and Service Shares classes rather than amending them to look like the new Institutional Share class.

RESPONSE:

With respect to the requirements of Rule 18f-3(a)(1)(i), pursuant to the Registrant’s Rule 18f-3 Multiple Class Plan, expenses may be specifically allocated to each class to the extent that the Fund's officers determine that such expenses are actually incurred in a different amount by that class, or that the class receives services of a different kind or to a different degree than other classes.

Although neither the IS class nor the SS class of the Fund will charge a distribution fee, the share classes have differing shareholder service fee arrangements. Specifically, the new SS class charges a 0.25% shareholder service fee. The new IS class, however, will have a “dormant” shareholder service fee, meaning that it cannot be imposed without separate action by the Board of Trustees (the “Board”) and notice to shareholders. These differences in the fees applicable to each class of the Fund are discussed in further detail in the Fund’s prospectus under “Payments to Financial Intermediaries.”

With respect to the requirements of Rule 18f-3(a)(1)(ii), “Other Expenses” in the fee table reflect the above described differences in services.

With respect to the requirements of Rule 18f-3(d), the Registrant respectfully submits that the Board considered all factors that it deemed pertinent in its business judgement in finding that the proposed changes were in the best interest of each of the IS class and the SS class and the Fund as a whole. In making the required finding, the Board considered, among other things, information from Fund management regarding alternatives to the proposed multi-step conversion and re-designation process, including management’s belief that the proposed multi-step approach would provide a better resolution for shareholders because it is specifically designed to cause minimal disruption to existing shareholders in the Fund based on the existing shareholder base and the distribution channels through which shareholders acquired their shares. The Board also considered that the proposed changes would 1) reduce the Fund’s overall net expense ratio and investment advisory fee for all existing shareholders; 2) more closely align the Fund’s share class structure and pricing to that of other Federated Funds with the same share classes; and 3) more closely align the Fund’s share class structure and pricing with similar share classes in the mutual fund industry. Management informed the Board, and the Board considered, that management believes all of these benefits will result in share classes with improved competitiveness that is expected to benefit shareholders in the long-term.

While all existing shareholders will be subject to a lower overall net expense ratio as holders of the new Service Shares following the proposed re-designation and conversion, the Registrant acknowledges that the new IS class will have the lowest overall net expense ratio in the Fund. In addition to the supplement to the Fund’s registration statement providing shareholders notice of the re-designation, conversion, and launch of the new IS class and the proposed net expense ratios of the resulting classes filed on May 17, 2019, the Registrant undertakes to provide additional notice to shareholders as discussed in more detail below in the response to Comment 1.c.

c.	Please advise whether the Institutional Share investors and/or their broker-dealers will be advised of the right to exchange into the new Institutional Share class both before and after the re-designation.

RESPONSE:

The Registrant confirms that the Fund has undertaken a multi-channel initiative to communicate to financial intermediaries selling the Fund of the right that existing Institutional Shares shareholders (to be re-named Service Shares) will have to exchange into the new Institutional Shares class once it becomes effective.

In addition, by means of the supplement dated May 17, 2019, Fund shareholders were made aware of the re-designation, conversion and anticipated launch of the new IS class as well as high level features and expenses of each of the classes. The existing prospectus discloses and the proposed prospectus will disclose that Fund shareholders, regardless of their share class, have the ability to convert their shares into the other share class offered by the Fund (see “Intra-Fund Share Conversion Program” under “How is the Fund Sold?”. This program allows shareholders to convert their Shares at net asset value to any other share class of the Fund if the shareholder meets the investment minimum and eligibility requirements for the share class into which the conversion is sought, as applicable. Such conversion of classes should not result in a realization event for tax purposes. This program will also be in place after the re-designation, conversion and launch of the new IS class.

d.	Please advise whether new investments by the shareholders of the existing Institutional Share class will be automatically placed in the new Institutional Share class or the re-designated Service Share class. Or, does the investor have to specify the class?

RESPONSE:

The Registrant confirms that the re-designation of the Fund’s existing Institutional Share class to a Service Shares class is a name change only. Existing Institutional Share class shareholders will remain invested as they are but their share class will be re-named to Service Shares. Accordingly, any automatic investments in shares by existing shareholders, whether through the Fund’s systematic investment program or resulting from the reinvestment of dividends and capital gains distributions, will be placed into the class then held by the existing shareholder. Accordingly, an investor holding shares in the new Institutional Shares class would receive additional shares of that class.

e.	Please advise why the Fund decided to re-designate the existing Institutional Share class as the Service Share class and create the new Institutional Share class rather than retaining the current classes and reducing the fees and expenses as noted in the Registrant’s Rule 485(a) filing.

RESPONSE:

Currently, existing shareholders across the old IS and SS classes are generally subject to a shareholder service fee, and the new SS class likewise will be subject to a shareholder service fee. As noted above, the new IS class will not be subject to a shareholder services fee, though it will have a “dormant” shareholder service fee that could be implemented by action of the Board. Accordingly, and, as noted in the response to Comment 1. b. above, the Registrant’s Board thoroughly reviewed the proposed changes to the Fund and determined that they were reasonable and warranted to 1) more closely align the Fund’s share class structure and pricing to that of other Federated Funds with the same share classes; 2) to more closely align the Fund’s share class structure and pricing with similar share classes in the mutual fund industry; and 3) offer reduced overall expenses to shareholders. All of these benefits will result in share classes with improved competitiveness that is expected to benefit shareholders in the long-term.

COMMENT 2. Prospectus Risk/Return Summary: Fees and Expenses

Please confirm that a new management agreement will be filed as an exhibit in the Registrant’s Rule 485(b) filing.

RESPONSE:

The Registrant confirms that it will file the Fund’s amended Investment Advisory Contract as an exhibit to the Registrant’s Rule 485(b) filing to be submitted on August 2, 2019.

COMMENT 3. Prospectus Risk/Return Summary: Fees and Expenses

Please delete Footnote (4) since the expenses disclosed are not currently charged by the Fund.

RESPONSE:

The Registrant confirms that the shareholder services/account administration fee (SSF/AAF) for the Fund’s Institutional Shares are “dormant.” While the dormant SSF/AAF fee has been approved by the Fund’s Board of Trustees (the “Board”), this fee will not be incurred or charged unless and until it is approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the dormant SSF/AAF in Footnote (4) is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the dormant SSF/AAF fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) a dormant SSF/AAF fee has been approved by the Board, (2) provide the maximum allowable fee amount, as applicable and (3) disclose that the dormant fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 4. Prospectus Risk/Return Summary: Investments, Risks and Performance

If applicable, please provide risk disclosure on how the transition away from LIBOR could affect the Fund’s investments.

RESPONSE:

The Registrant respectfully notes that the transition away from LIBOR will occur after 2021. As the impacts of the transition become clearer over the next two years, the Registrant will consider what type of risk disclosure, if any, will be required in the Fund’s future registration statement updates.

COMMENT 5. Performance: Bar Chart and Table

Please confirm that the information shown is the actual performance of the old Institutional Share class.

RESPONSE:

The Registrant confirms that the information shown is the actual performance of the old Institutional Share class.

COMMENT 6. Prospectus: What are the Fund’s Principal Investments?

With respect to “Commercial Mortgage-Backed Securities,” please disclose the degree to which the Fund will invest in these types of securities. Depending upon the Registrant’s response, we may have further comments.

RESPONSE:

The Fund’s Prospectus describes the mortgage-backed securities contemplated by the Fund’s strategy, including commercial mortgage-backed securities (CMBS) and collateralized mortgage obligations (CMOs). The Registrant notes that MBS, CMBS and CMOs are subject to the Fund’s 80% policy as disclosed in the strategy. The CMBS in which the Fund may invest may have both fixed- and adjustable-rate coupons, are generally expected to be rated by a nationally recognized statistical rating organization in one of its two highest rating categories and will be consistent with the Fund’s total portfolio investment strategy of investing for income with minimal principal volatility. In addition, the Registrant’s investment strategy states that, as a matter of fundamental investment policy, the Fund invests at least 65% of the value of its total assets in U.S. government securities consisting primarily of adjustable- and floating-rate mortgage securities which are issued or guaranteed by the U.S. government, its agencies or instrumentalities. The balance of the portfolio may be invested in securities that are not issued or guaranteed by a U.S. government agency or government sponsored entities, but that have been rated by a nationally recognized statistical rating organization in one of its two highest rating categories. The Fund’s holdings in CMBS has been under 5% over the past two fiscal years. As of May 31, 2019, the Fund’s investment in CMBS was 0.9% of the Fund’s portfolio of investments.

COMMENT 7. Prospectus: How is the Fund Sold?

Please advise whether there are differences between the eligibility requirements for Institutional Shares and Service Shares. Consider including a chart illustrating the factors an investor should consider when determining which share class to select.

RESPONSE:

The Registrant confirms that there are no differences between the shareholder eligibility requirements for Institutional Shares and Service Shares as disclosed under “How is the Fund Sold?” Therefore, the Registrant respectfully believes that no additional disclosure is required.

COMMENT 8. Prospectus: How to Purchase Shares - Through an Exchange

With respect to the sentence, “The Fund reserves the right to reject any request to purchase or exchange Shares,” please disclose the basis on which the rejection would be made.

RESPONSE:

The Registrant confirms that the Fund reserves the right to reject any request to purchase or exchange shares based on a shareholder’s ability to meet the Fund’s disclosed minimum investment and eligibility requirements. In addition, the Fund may reject purchase or exchange requests that are not in good order. Finally, the Fund’s frequent trading policies as disclosed under “Account and Share Information – Frequent Trading Policies,” sets forth policies and procedures approved by the Fund’s Board to discourage excessive frequent or short-term trading in the Fund. Accordingly, the Registrant believes that it has fully described the purchase and exchange parameters and policies of the Fund and that no further disclosure is required.

COMMENT 9. Prospectus: Financial Highlights

Please also include the Fund’s semi-annual financial statements per the requirements of Form N-1A, Item 13, Instruction 1. (a).

RESPONSE:

The Registrant confirms that the semi-annual financial statements will be included in the Registrant’s Rule 485(b) filing, to be submitted on August 2, 2019, per the requirements of Form N-1A, Item 13, Instruction 1. (a).

If you have any questions on the enclosed material, please contact me at (724) 720-8832.

Very truly yours,

/s/ Christina Eifler

Christina Eifler

Senior Paralegal